Hudson La Force III Sr. Vice President & Chief Financial Officer T +1 410.531.8730 Hudson.la.force@grace.com W. R. Grace & Co. 7500 Grace Drive Columbia, MD 21044

December 22, 2015

Division of Corporation Finance
U.S. Securities and Exchange Commission
100 F Street, NE
Washington, D.C. 20549
Attn: Pamela Long, Assistant Director, Office of Manufacturing and Construction

Re:     GCP Applied Technologies Inc.
Amendment No. 3 to Form 10-12B
Filed December 1, 2015
File No. 001-37533

Ladies and Gentlemen:
Thank you for your letter dated December 15, 2015, regarding the review of the GCP Applied Technologies Inc. (“GCP,” “we” or “our”) Amendment No. 3 to Form 10-12B (the “Form 10-12B”), by the Staff (the “Staff,” or “you”) of the Division of Corporation Finance of the U.S. Securities and Exchange Commission (the “Commission”). Our executive team and disclosure committee have considered your comments and set forth below are our responses. We appreciate the opportunity to work with you to improve our disclosure.
For your convenience we have reprinted your comments in italicized text below, immediately followed by our response in normal text. GCP is filing via EDGAR Amendment No. 4 to the Form 10-12B (“Amendment #4”). In addition to the EDGAR filings, we are delivering a hard copy of this letter, along with three copies of Amendment #4 marked to indicate changes from the version of the Form 10-12B filed on December 1, 2015. All references to page numbers in these responses are to the pages of the information statement filed as Exhibit 99.1 (the “Information Statement”), as filed via EDGAR submission concurrently with this letter and dated December 22, 2015.
Exhibit 99.1
Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 35
Summary, page 3
Comment 1
Please clarify what segment size and approximate annual growth rate refer to in the table at the bottom of page 4.
Response 1
“Segment size” referred to GCP management’s internal estimates of the size of the respective global segments where its operating segments participate. We have changed this label to “Annual global industry sales”. “Approximate annual growth rate” referred to the forecasted annual growth rate of the respective global segments where GCP's operating segments participate based on industry information obtained from the IHS Global Construction Outlook, a widely referenced source for global construction industry data, and internal estimates. We have changed this label to “Forecasted annual industry growth rate”.

Non-GAAP Financial Measures, page 35
Comment 2
We note your disclosures that your non-GAAP financial measures are adjusted for certain other unusual or infrequent items that are not representative of underlying trends, that you use Adjusted EBIT as a performance measure because it provides improved period-to-period comparability for decision making and compensation purposes, and because it better measures the ongoing earnings results of your strategic and operating decisions, and that these measures are provided to investors and others to improve the period-to-period comparability and peer-to-peer comparability of your financial results. We also note that you adjusted your non-GAAP measures during the period ended September 30, 2015 for the loss you recorded related to Venezuela but not the improved operating results that also occurred during that period due to your use of the official exchange rate to translate those results through September 30, 2015, which you indicate are not expected to continue. Please explain why you believe adjusting your non-GAAP financial measures only for the loss related to Venezuela is meaningful and appropriate.
Response 2
We carefully considered how to best present the results of operations of our Venezuelan subsidiary as well as the charges taken to devalue the monetary assets and impair the non-monetary assets of this subsidiary.
We believe that the results of operations in Venezuela included in our Adjusted EBIT measure for all periods presented reflect our business performance in a difficult environment and that it would not be appropriate to exclude these results in our non-GAAP financial measure. The year over year growth in third quarter 2015 performance was in part due to a 16% increase in volume as a result of our success importing the raw materials necessary to meet our production requirements and the successful efforts of our sales force during the year.
Further, separating the financial effects of regular business operations from the effects resulting from the regulatory and inflationary environment in Venezuela would require a number of assumptions and estimates, none of which could be objectively verified. As a result, we decided not to adjust our operating results for some portion of the sales and operating costs of the subsidiary and instead to significantly increase our disclosure about our Venezuelan operations in the financial statements and MD&A so that users of this information could understand the effects of Venezuela on our results. For example we considered that a portion of the year over year sales growth was due to hyper inflation and while it is difficult to precisely calculate the effects of hyperinflation, we estimated and disclosed a range of this effect in the Operating Segment Overview in our filing.
With regards to the one-time charge in the third quarter, we considered that our investment in Venezuela has grown significantly in recent years as a result of government currency controls that have prohibited us from distributing accumulated earnings from our Venezuelan subsidiary. As a result, the one-time pre-tax charge of $73.2 million to devalue the monetary assets and impair the non-monetary assets of our Venezuelan subsidiary was significantly higher than it would have been if we had been operating in a normal environment. The one-time charge was a result of several factors that were not in the control of our businesses during the nine months ended September 30, 2015. We therefore believe it was appropriate to exclude this one-time charge from Adjusted EBIT.
In addition, our treatment of this matter is consistent with our past practice. We have not previously excluded favorable or unfavorable effects on sales, operating costs, or earnings as a result of unusual trends in a specific country. We have previously excluded one-time items from Adjusted EBIT such as certain asset impairments.
Venezuela, page 60
Comment 3
We note your response to prior comment three from our letter dated November 13, 2015 and your disclosure that the 2015 third quarter charge to impair monetary asses and non-monetary assets was higher because of the significant sales and earnings in Venezuela in the 2015 third quarter. Please quantify the amount of the charge that was attributable to the 2015 third quarter sales and earnings.
Response 3
As noted on page 61 of our most recent filing, the one-time pre-tax charge of $73.2 million in the 2015 third quarter to devalue the monetary assets and impair the non-monetary assets of our Venezuelan subsidiary was higher than the net monetary and non-monetary assets of $44.2 million disclosed in our 2015 second quarter disclosure. The difference was primarily due to our net income of $22.2 million in the 2015 third quarter. In addition, the $73.2 million charge included certain Venezuela-specific accruals of $6.8 million including inventory capitalization and incentive accruals that were included on our consolidated balance sheet and were not included in the 2015 second quarter disclosure.
Compensation Committee Interlocks and Insider Participation, page 92
Comment 4
You have updated your discussion of executive compensation to reflect the fiscal year ended December 31, 2015. Please make corresponding revisions here.
Response 4
We have made the requested revisions on page 92.
Comment 5
You omit much of the disclosure regarding your executive compensation although it is currently determinable either in your compensation discussion and analysis or your tables of executive compensation, including the 2015 AICP performance targets, the grant date and grant date fair value of your equity awards, and the 2015 salaries of your executives. To expedite our review of your information statement, please revise your discussion of executive compensation to make it as materially complete as possible.
Response 5
We have updated our compensation discussion and analysis and tables of executive compensation to include both information that is known or can reasonably be estimated as of the filing date, including 2015 AICP performance targets, the grant date and grant date fair value of equity awards and 2015 salaries of executive officers.  Our disclosure includes blanks for information that is not known and cannot be reasonably estimated as of the filing date, including information that is dependent on the Grace stock price as of December 31, 2015 and disclosure related to board determinations that cannot occur until after the filing date, because Grace's 2015 audited financial statements have not yet been completed. Prior to any request for effectiveness of the Form 10, we expect to include omitted executive compensation information that is represented by brackets in the current filing.
As a supplement to the responses above, we hereby acknowledge that:

•	We are responsible for the adequacy and accuracy of the disclosure in our filings;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	We may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
Please contact me at (410) 531-8730 or Mr. William Dockman, Grace’s Vice President, Controller, and Chief Accounting Officer, at (410) 531-4558 if you have any questions or comments with respect to this response letter.
Sincerely,
/s/ Hudson La Force III
Hudson La Force III
Senior Vice President and Chief Financial Officer, W. R. Grace & Co., and
Vice President and Chief Financial Officer, GCP Applied Technologies Inc.